Exhibit 99.1

Brüush Announces Notice from Nasdaq for Continued Listing

VANCOUVER, BC / ACCESSWIRE / October 5, 2023 / Bruush Oral Care Inc. (NASDAQ: BRSH) (the “Company”), today announced that it has received a notice from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) on October 2, 2023 that is has been granted an exception for continued listing on the Nasdaq.

As previously disclosed, the Company received a letter from the Nasdaq earlier this year notifying the Company that based on the Company’s stockholders’ equity as reported in the Company’s Annual Report on Form 20-F for its fiscal year ended October 31, 2022 filed with the Securities and Exchange Commission on March 10, 2023, the Company did not meet the minimum stockholders’ equity requirement (“Minimum Stockholders’ Equity Requirement”), or the alternatives of market value of listed securities or net income from continuing operations for continued listing on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(b)(1) (the “Rule”).

On September 21, 2023, the Company attended a hearing before the Nasdaq Hearings Panel (the “Panel”) for the Panel to consider the Company’s plan to regain compliance with the Minimum Stockholders’ Equity Requirement.

On October 2, 2023, the Company received notice from the Nasdaq notifying the Company that the Panel has granted an exception to the Company for continued listing on the Nasdaq, subject to the Company demonstrating compliance with the Rule on or before December 31, 2023. On the same day, the Company announced a private placement for approximately $5.0 million, before deducting fees to the placement agent and other offering expenses payable by the Company, which strengthens the Company’s balance sheet and increases its stockholders’ equity.

About Bruush Oral Care Inc.

Bruush Oral Care Inc. is on a mission to inspire confidence through brighter smiles and better oral health. Founded in 2018, Brüush is an oral care company that is disrupting the space by reducing the barriers between consumers and access to premium oral care products. The Company is an e-commerce business with a product portfolio that currently consists of a sonic-powered electric toothbrush kit and brush head refills. Brüush has developed a product to make upgrading to an electric brush appealing with three core priorities in mind: (i) a high-quality electric toothbrush at a more affordable price than a comparable electric toothbrush from the competition; (ii) a sleek, countertop-friendly design; and (iii) a convenient brush head refill subscription program that eliminates the frustrating experience of purchasing replacement brush heads at the grocery/drug store. The Company is rooted in building a brand that creates relevant experiences and content, with the goal of becoming the go-to oral care brand for millennials and Generation Z.

For more information on Brüush visit: https://bruush.com

Follow Brüush on LinkedIn: Bruush

Follow Brüush on Instagram: @bruush

Safe Harbor Forward-Looking Statements

This press release of Bruush Oral Care Inc. contains “forward-looking statements”. Words such as “may”, “will”, “could”, “should”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” and other comparable terminology are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its vision, its strategy, and its products. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there could be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking statements except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statement, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

Investor Relations Contact:

Colette Eymontt

colette@tradigitalir.com